Exhibit 10.12

DECEMBER 18, 2017

Attn:	MR. JOHN GANDOLFO
Re:	Engagement Letter and Offer of Employment

Dear Mr. Gandolfo:

On behalf of Eyenovia, Inc. (the “Company”), I am pleased to extend this offer. This letter sets out the terms of your engagement and employment with the Company, which will start immediately as CHIEF FINANCIAL OFFICER reporting to the CEO, Dr. Ianchulev.

Initially, you will start in a part-time capacity not to exceed 2 days a week with compensation as a consultant. Commencing immediately, you will work two days per week for the Company. In this capacity, you will be paid $9,167 per month and for any additional work at the rate of $175 per hour.

We anticipate that later in 2018, during the first of second quarter, assuming no change in role and responsibilities, based on mutual agreement between you and the Company, you would transition to full-time employment as CFO with annualized salary of $275,000 payable monthly or bi-weekly in accordance with the Company’s normal payroll procedures and you will be eligible for the company’s benefits plan. You will also be entitled to a $500 monthly car allowance.

In addition, after you become a full-time employee, we will propose to the Board that it approve a grant to you of stock options for up to 267,000 shares of Company common stock at an exercise price equal to the then fair market value of such common stock. This grant would be governed by the terms of the Company’s 2014 Equity Incentive Plan (or such other type plan as is in effect at that time (the “Plan”) and a separate stock option agreement and with a vesting schedule as approved by the Board. This option grant is benchmarked above the median for the CFO role of life science companies for the CFO role according to the Radford report. Eyenovia places great value on talent and performance and we offer a highly competitive incentive package for our employees, at the top of the industry range.

Your position as a full-time employee will be an exempt position, which means you are paid for the job and not by the hour.

After you become a full-time employee, if, following any Change in Control (as defined in the Plan) of the Company, (i) your employment is terminated by the Company without Cause (as such term is defined in the Plan) or (ii) you suffer an Involuntary Termination (as defined below), and provided you have signed a full general release of all claims in a form reasonably satisfactory to the Company within thirty (30) days of such termination, you will be entitled to receive severance in a total amount equal to six- month’s of your then-current base salary rate, less applicable withholding. This severance will be paid over a six (6) month period in equal installments on the Company’s regular payroll schedule beginning the first pay period following the date of termination and your delivery of the general release of claims. For purposes of this Agreement, “Involuntary Termination” means any of the following conditions (x) a material reduction in your level of responsibility or the nature of your function or your reporting structure; or (y) a material decrease in your base salary and/or a material decrease in any of your then-existing bonus arrangements or employee benefits (other than a material decrease which is applicable to all similarly situated employees and executives of the Company in connection with an across- the-board cost savings strategy). The foregoing definition of Involuntary Termination is intended to comply with the safe harbor provisions set forth in Treasury Regulation Section 1.409A-1(n)(2)(ii), and shall be interpreted consistently therewith. An event described in this paragraph will not constitute an Involuntary Termination unless it is communicated by you to the Company in writing within ninety (90) days of occurrence and not corrected (if correctible) by the Company within sixty (60) days of the Company’s receipt of such notice.

This offer letter and the payments contemplated hereby are intended to comply with the requirements of Section 409A of the Internal Revenue Code (“Section 409A”) and shall be construed consistent with such requirements. Notwithstanding anything to the contrary, the Company shall not be liable to you or any other person or entity if the Internal Revenue Service or any court or other authority having jurisdiction over such matters determines for any reason that any payments or benefits to be provided hereunder are subject to taxes, penalties or interest as a result of failing to comply with Section 409A.

As a condition of your employment, you will be required to sign the Company’s standard form of employee nondisclosure and assignment agreement (a copy of which is enclosed), and to provide the Company with documents establishing your identity and right to work in the United States. Those documents must be provided to the Company within three (3) business days of your employment start date. Your employment is also conditioned on and subject to a personal background check.

In the event of any dispute or claim relating to or arising out of your employment relationship with the Company, this agreement, or the termination of your employment with the Company for any reason (including, but not limited to, any claims of breach of contract, defamation, wrongful termination or age, sex, sexual orientation, race, color, national origin, ancestry, marital status, religious creed, physical or mental disability or medical condition or other discrimination, retaliation or harassment), you and the Company agree that all such disputes shall be fully resolved by confidential, binding arbitration conducted by a single arbitrator through the American Arbitration Association (“AAA”) under the AAA’s National Rules for the Resolution of Employment Disputes then in effect, which are available online at the AAA’s website at www.adr.org. You and the company hereby waive your respective rights to have any such disputes or claims tried before a judge or jury.

This Agreement and the non-disclosure and stock option agreements referred to above constitute the entire agreement between you and the Company regarding the terms and conditions of your employment, and they supersede all prior or contemporaneous negotiations, representations or agreements between you and the Company. Except as otherwise specifically provided herein, your employment with the Company is at-will and may be terminated at any time without or without notice. The provisions of this Agreement may only be amended or otherwise modified by a document signed by you and an authorized representative of the Company.

We look forward to working with you at the Company. Please sign and date this letter on the spaces provided below to acknowledge your acceptance of the terms of this agreement.

Sincerely,

Sean Ianchulev, MD, CEO
Eyenovia, Inc.